IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THIS FORM SE IS BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CWALT, INC.
(Exact Name of Registrant as Specified in Charter)

1269518
~~001265918~~
(Registrant CIK Number)

Form 8-K for March 25, 2004
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-110343
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calabasas, State of California, on MARCH 25, 2004.

CWALT, INC.

By:
Name: Darren Bigby
Title: Vice President

Exhibit Index

Bond	Balance	Coupon	Delay	Factor	Index	Value	Reset	Multiplier	Cap
FA	74,635,000.00	1.62000	0	1.000000	1ML	1.1200	0.50000	1.00000	8.00000

Floor	Current Coupon	Settle Date	Deal	WAC	WAM	Pricing Speed	Duration @ Px
0.00000	1.6200	03/30/04	1ML30 year	6.45	358.00	100.0PPC	99:28

1ML + 0.500000 cap: 8.000000

Price	PPC 0.00	PPC 50.00	PPC 100.00	PPC 150.00	PPC 200.00	PPC 250.00	PPC 300.00
99:12	1.665	1.729	1.815	1.909	2.004	2.103	2.207
99:13	1.663	1.724	1.805	1.895	1.985	2.079	2.178
99:14	1.661	1.718	1.796	1.880	1.966	2.055	2.148
99:15	1.659	1.713	1.786	1.866	1.947	2.031	2.119
99:16	1.657	1.708	1.777	1.852	1.928	2.007	2.090
99:17	1.655	1.703	1.767	1.838	1.909	1.983	2.061
99:18	1.653	1.698	1.758	1.823	1.890	1.959	2.032
99:19	1.651	1.692	1.748	1.809	1.871	1.935	2.003
99:20	1.649	1.687	1.739	1.795	1.852	1.911	1.973
99:21	1.647	1.682	1.729	1.781	1.833	1.888	1.944
99:22	1.645	1.677	1.720	1.767	1.814	1.864	1.915
99:23	1.643	1.672	1.711	1.753	1.795	1.840	1.886
99:24	1.641	1.667	1.701	1.738	1.777	1.816	1.857
99:25	1.639	1.661	1.692	1.724	1.758	1.792	1.828
99:26	1.637	1.656	1.682	1.710	1.739	1.768	1.799
99:27	1.635	1.651	1.673	1.696	1.720	1.744	1.770
99:28	1.633	1.646	1.663	1.682	1.701	1.721	1.741
99:29	1.631	1.641	1.654	1.668	1.682	1.697	1.712
99:30	1.629	1.636	1.644	1.654	1.663	1.673	1.683
99:31	1.627	1.631	1.635	1.640	1.644	1.649	1.654
100:00	1.625	1.625	1.625	1.625	1.625	1.625	1.625
100:01	1.623	1.620	1.616	1.611	1.607	1.602	1.597
100:02	1.622	1.615	1.607	1.597	1.588	1.578	1.568
100:03	1.620	1.610	1.597	1.583	1.569	1.554	1.539
100:04	1.618	1.605	1.588	1.569	1.550	1.531	1.510
100:05	1.616	1.600	1.578	1.555	1.531	1.507	1.481
100:06	1.614	1.595	1.569	1.541	1.513	1.483	1.452
100:07	1.612	1.590	1.560	1.527	1.494	1.460	1.424
100:08	1.610	1.584	1.550	1.513	1.475	1.436	1.395
100:09	1.608	1.579	1.541	1.499	1.456	1.412	1.366
100:10	1.606	1.574	1.531	1.485	1.438	1.389	1.337
100:11	1.604	1.569	1.522	1.471	1.419	1.365	1.309
Avg Life	**18.859**	**6.670**	**3.490**	**2.297**	**1.704**	**1.346**	**1.103**
Duration	**15.758**	**6.080**	**3.312**	**2.215**	**1.656**	**1.314**	**1.080**
First Pay	**4/04**	**4/04**	**4/04**	**4/04**	**4/04**	**4/04**	**4/04**
Last Pay	**4/33**	**2/25**	**8/15**	**12/10**	**11/08**	**10/07**	**1/07**

Bond	Balance	Coupon	Delay	Factor	Index	Value	Reset	Multiplier	Cap
SA	74,635,000.00	6.38000	0	1.000000	1ML	1.1200	7.50000	-1.00000	7.50000

Floor	Current Coupon	Settle Date	Deal	WAC	WAM	Pricing Speed	Duration @ Px
0.00000	6.3800	03/30/04	1ML30 year	6.45	358.00	100.0PPC	7:24

7.500 + -1.000 * 1ML cap: 7.500

Price	PPC 0.00	PPC 50.00	PPC 100.00	PPC 150.00	PPC 200.00	PPC 250.00	PPC 300.00
7:08	103.905	90.109	75.099	58.316	39.463	18.700	-3.684
7:09	103.370	89.585	74.582	57.800	38.944	18.180	-4.201
7:10	102.841	89.066	74.070	57.289	38.429	17.664	-4.714
7:11	102.316	88.552	73.564	56.782	37.920	17.152	-5.222
7:12	101.797	88.043	73.062	56.281	37.415	16.646	-5.725
7:13	101.283	87.540	72.565	55.784	36.914	16.144	-6.224
7:14	100.774	87.041	72.073	55.292	36.419	15.646	-6.719
7:15	100.270	86.547	71.585	54.804	35.927	15.153	-7.209
7:16	99.771	86.057	71.103	54.321	35.441	14.664	-7.695
7:17	99.276	85.573	70.625	53.843	34.958	14.180	-8.176
7:18	98.786	85.093	70.151	53.368	34.480	13.700	-8.654
7:19	98.301	84.617	69.682	52.899	34.006	13.224	-9.127
7:20	97.821	84.146	69.217	52.433	33.537	12.752	-9.596
7:21	97.345	83.680	68.757	51.972	33.071	12.284	-10.061
7:22	96.874	83.218	68.301	51.515	32.610	11.820	-10.522
7:23	96.407	82.760	67.849	51.062	32.152	11.361	-10.979
7:24	95.944	82.307	67.401	50.613	31.699	10.905	-11.433
7:25	95.486	81.858	66.957	50.168	31.249	10.453	-11.882
7:26	95.032	81.413	66.518	49.726	30.803	10.005	-12.328
7:27	94.582	80.972	66.082	49.289	30.362	9.560	-12.770
7:28	94.137	80.535	65.651	48.856	29.923	9.120	-13.208
7:29	93.695	80.102	65.223	48.426	29.489	8.683	-13.643
7:30	93.257	79.673	64.799	48.000	29.058	8.249	-14.074
7:31	92.824	79.248	64.379	47.578	28.631	7.820	-14.502
8:00	92.394	78.826	63.962	47.160	28.208	7.393	-14.926
8:01	91.968	78.409	63.549	46.745	27.787	6.971	-15.347
8:02	91.546	77.995	63.140	46.333	27.371	6.551	-15.764
8:03	91.127	77.585	62.735	45.925	26.958	6.135	-16.178
8:04	90.713	77.178	62.333	45.521	26.548	5.723	-16.589
8:05	90.302	76.775	61.934	45.119	26.141	5.313	-16.996
8:06	89.894	76.376	61.539	44.722	25.738	4.907	-17.400
8:07	89.491	75.980	61.147	44.327	25.338	4.504	-17.801
Avg Life	**18.859**	**6.670**	**3.490**	**2.297**	**1.704**	**1.346**	**1.103**
Duration	**0.866**	**0.883**	**0.895**	**0.892**	**0.883**	**0.878**	**0.883**
First Pay	**4/04**	**4/04**	**4/04**	**4/04**	**4/04**	**4/04**	**4/04**
Last Pay	**4/33**	**2/25**	**8/15**	**12/10**	**11/08**	**10/07**	**1/07**

CALT0403F7 30 year 6.0

Bond	Balance	Coupon	Delay	Factor	Index	Value	Reset	Multiplier	Cap
A500	149,270,000.00	5.00000	24	1.000000		-1.0000	-	-	-

Floor	Current Coupon	Settle Date	Deal	WAC	WAM	Pricing Speed	Duration @ Px
-	5.0000	03/30/04	30 year	6.45	358.00	100.0PPC	102:02

Price	PPC 0.00	PPC 50.00	PPC 100.00	PPC 150.00	PPC 200.00	PPC 250.00	PPC 300.00
101:18	4.887	4.687	4.429	4.149	3.863	3.568	3.258
101:19	4.884	4.681	4.419	4.135	3.844	3.544	3.229
101:20	4.882	4.675	4.409	4.120	3.825	3.519	3.200
101:21	4.879	4.669	4.399	4.106	3.806	3.495	3.171
101:22	4.876	4.664	4.389	4.091	3.786	3.471	3.142
101:23	4.874	4.658	4.379	4.076	3.767	3.447	3.113
101:24	4.871	4.652	4.369	4.062	3.748	3.423	3.084
101:25	4.868	4.646	4.359	4.047	3.729	3.399	3.055
101:26	4.866	4.640	4.349	4.033	3.709	3.376	3.026
101:27	4.863	4.634	4.339	4.018	3.690	3.352	2.997
101:28	4.860	4.628	4.329	4.003	3.671	3.328	2.968
101:29	4.858	4.622	4.319	3.989	3.652	3.304	2.939
101:30	4.855	4.616	4.309	3.974	3.633	3.280	2.910
101:31	4.852	4.611	4.299	3.960	3.614	3.256	2.881
102:00	4.850	4.605	4.289	3.945	3.595	3.232	2.853
102:01	4.847	4.599	4.279	3.931	3.575	3.208	2.824
102:02	4.844	4.593	4.269	3.916	3.556	3.184	2.795
102:03	4.842	4.587	4.259	3.902	3.537	3.160	2.766
102:04	4.839	4.581	4.249	3.887	3.518	3.137	2.737
102:05	4.836	4.575	4.239	3.873	3.499	3.113	2.709
102:06	4.834	4.569	4.229	3.858	3.480	3.089	2.680
102:07	4.831	4.564	4.219	3.844	3.461	3.065	2.651
102:08	4.828	4.558	4.209	3.829	3.442	3.041	2.622
102:09	4.826	4.552	4.199	3.815	3.423	3.018	2.594
102:10	4.823	4.546	4.189	3.800	3.404	2.994	2.565
102:11	4.820	4.540	4.179	3.786	3.385	2.970	2.536
102:12	4.818	4.534	4.169	3.771	3.366	2.947	2.508
102:13	4.815	4.529	4.159	3.757	3.347	2.923	2.479
102:14	4.812	4.523	4.149	3.743	3.328	2.899	2.450
102:15	4.810	4.517	4.139	3.728	3.309	2.875	2.422
102:16	4.807	4.511	4.129	3.714	3.290	2.852	2.393
102:17	4.805	4.505	4.119	3.699	3.271	2.828	2.365
Avg Life	**18.859**	**6.670**	**3.490**	**2.297**	**1.704**	**1.346**	**1.103**
Duration	**11.446**	**5.199**	**3.047**	**2.102**	**1.596**	**1.279**	**1.059**
First Pay	**4/04**	**4/04**	**4/04**	**4/04**	**4/04**	**4/04**	**4/04**
Last Pay	**4/33**	**2/25**	**8/15**	**12/10**	**11/08**	**10/07**	**1/07**

CALT0403F7 30 year 6.0

Bond	Balance	Coupon	Delay	Factor	Index	Value	Reset	Multiplier	Cap
AC	12,095,000.00	6.00000	24	1.000000		-1.0000	-	-	-

Floor	Current Coupon	Settle Date	Deal	WAC	WAM	Pricing Speed	Duration @ Px
-	6.0000	03/30/04	30 year	6.45	358.00	100.0PPC	102:16

Price	PPC 0.00	PPC 50.00	PPC 100.00	PPC 150.00	PPC 200.00	PPC 250.00	PPC 300.00
102:00	5.901	5.886	5.829	5.720	5.549	5.394	5.227
102:01	5.898	5.884	5.826	5.716	5.542	5.385	5.216
102:02	5.896	5.882	5.822	5.711	5.536	5.377	5.205
102:03	5.894	5.879	5.819	5.707	5.529	5.368	5.194
102:04	5.892	5.877	5.816	5.702	5.522	5.359	5.183
102:05	5.889	5.874	5.813	5.698	5.515	5.350	5.172
102:06	5.887	5.872	5.810	5.693	5.509	5.342	5.161
102:07	5.885	5.869	5.807	5.689	5.502	5.333	5.151
102:08	5.883	5.867	5.803	5.684	5.495	5.324	5.140
102:09	5.881	5.865	5.800	5.680	5.488	5.315	5.129
102:10	5.878	5.862	5.797	5.675	5.482	5.307	5.118
102:11	5.876	5.860	5.794	5.670	5.475	5.298	5.107
102:12	5.874	5.857	5.791	5.666	5.468	5.289	5.096
102:13	5.872	5.855	5.788	5.661	5.462	5.281	5.086
102:14	5.869	5.853	5.785	5.657	5.455	5.272	5.075
102:15	5.867	5.850	5.781	5.652	5.448	5.263	5.064
102:16	5.865	5.848	5.778	5.648	5.441	5.255	5.053
102:17	5.863	5.845	5.775	5.643	5.435	5.246	5.042
102:18	5.861	5.843	5.772	5.639	5.428	5.237	5.031
102:19	5.858	5.841	5.769	5.634	5.421	5.228	5.021
102:20	5.856	5.838	5.766	5.630	5.415	5.220	5.010
102:21	5.854	5.836	5.763	5.625	5.408	5.211	4.999
102:22	5.852	5.833	5.759	5.621	5.401	5.202	4.988
102:23	5.849	5.831	5.756	5.616	5.394	5.194	4.977
102:24	5.847	5.829	5.753	5.612	5.388	5.185	4.967
102:25	5.845	5.826	5.750	5.607	5.381	5.176	4.956
102:26	5.843	5.824	5.747	5.603	5.374	5.168	4.945
102:27	5.841	5.821	5.744	5.598	5.368	5.159	4.934
102:28	5.838	5.819	5.741	5.594	5.361	5.150	4.923
102:29	5.836	5.817	5.738	5.589	5.354	5.142	4.913
102:30	5.834	5.814	5.734	5.585	5.348	5.133	4.902
102:31	5.832	5.812	5.731	5.580	5.341	5.125	4.891
Avg Life	**29.489**	**24.520**	**15.151**	**8.957**	**5.415**	**4.016**	**3.143**
Duration	**13.679**	**12.635**	**9.661**	**6.708**	**4.519**	**3.491**	**2.803**
First Pay	**4/33**	**2/25**	**8/15**	**12/10**	**11/08**	**10/07**	**1/07**
Last Pay	**1/34**	**1/34**	**1/34**	**1/34**	**11/10**	**10/08**	**10/07**

Bond	Balance	Coupon	Delay	Factor	Index	Value	Reset	Multiplier	Cap
ACM	1,000,000.00	6.00000	24	1.000000		-1.0000	-	-	-

Floor	Current Coupon	Settle Date	Deal	WAC	WAM	Pricing Speed	Duration @ Px
-	6.0000	03/30/04	30 year	6.45	358.00	100.0PPC	102:16

senior support to ac

Price	PPC 0.00	PPC 50.00	PPC 100.00	PPC 150.00	PPC 200.00	PPC 250.00	PPC 300.00
102:00	5.901	5.886	5.829	5.720	5.549	5.394	5.227
102:01	5.898	5.884	5.826	5.716	5.542	5.385	5.216
102:02	5.896	5.882	5.822	5.711	5.536	5.377	5.205
102:03	5.894	5.879	5.819	5.707	5.529	5.368	5.194
102:04	5.892	5.877	5.816	5.702	5.522	5.359	5.183
102:05	5.889	5.874	5.813	5.698	5.515	5.350	5.172
102:06	5.887	5.872	5.810	5.693	5.509	5.342	5.161
102:07	5.885	5.869	5.807	5.689	5.502	5.333	5.151
102:08	5.883	5.867	5.803	5.684	5.495	5.324	5.140
102:09	5.881	5.865	5.800	5.680	5.488	5.315	5.129
102:10	5.878	5.862	5.797	5.675	5.482	5.307	5.118
102:11	5.876	5.860	5.794	5.670	5.475	5.298	5.107
102:12	5.874	5.857	5.791	5.666	5.468	5.289	5.096
102:13	5.872	5.855	5.788	5.661	5.462	5.281	5.086
102:14	5.869	5.853	5.785	5.657	5.455	5.272	5.075
102:15	5.867	5.850	5.781	5.652	5.448	5.263	5.064
102:16	5.865	5.848	5.778	5.648	5.441	5.255	5.053
102:17	5.863	5.845	5.775	5.643	5.435	5.246	5.042
102:18	5.861	5.843	5.772	5.639	5.428	5.237	5.031
102:19	5.858	5.841	5.769	5.634	5.421	5.228	5.021
102:20	5.856	5.838	5.766	5.630	5.415	5.220	5.010
102:21	5.854	5.836	5.763	5.625	5.408	5.211	4.999
102:22	5.852	5.833	5.759	5.621	5.401	5.202	4.988
102:23	5.849	5.831	5.756	5.616	5.394	5.194	4.977
102:24	5.847	5.829	5.753	5.612	5.388	5.185	4.967
102:25	5.845	5.826	5.750	5.607	5.381	5.176	4.956
102:26	5.843	5.824	5.747	5.603	5.374	5.168	4.945
102:27	5.841	5.821	5.744	5.598	5.368	5.159	4.934
102:28	5.838	5.819	5.741	5.594	5.361	5.150	4.923
102:29	5.836	5.817	5.738	5.589	5.354	5.142	4.913
102:30	5.834	5.814	5.734	5.585	5.348	5.133	4.902
102:31	5.832	5.812	5.731	5.580	5.341	5.125	4.891
Avg Life	**29.489**	**24.520**	**15.151**	**8.957**	**5.415**	**4.016**	**3.143**
Duration	**13.679**	**12.635**	**9.661**	**6.708**	**4.519**	**3.491**	**2.803**
First Pay	**4/33**	**2/25**	**8/15**	**12/10**	**11/08**	**10/07**	**1/07**
Last Pay	**1/34**	**1/34**	**1/34**	**1/34**	**11/10**	**10/08**	**10/07**

CWALT 04-3

UBS Investment Bank

FA(A1)	74,635,000	1.62000	4/04- 8/15	3.49	1ML + 0.500000 cap: 8.0000	0	Flt
SA(A2)	74,635,000	6.38000	4/04- 8/15	3.49	7.500 - 1.0 * 1ML cap: 7.500	0	NIIO
A500(A3)	149,270,000	5.00000	4/04- 8/15	3.49		24	Seq
AC(A4)	12,095,000	6.00000	8/15- 1/34	15.15	Super Senior	24	
ACM(A5)	1,000,000	6.00000	8/15- 1/34	15.15	Senior Support	24	
SUB	13,000,000	6.00000	4/04- 1/34	10.00		24	

Paydown Rules:

1. Pay FA(A1) and A500(A3) pro-rata, until retired.
2. Pay AC(A4) and ACM(A5) pro-rata, until retired.

The Subs will follow regular shifting interest rules.

The Notional Amount of SA(A2) will reduce proportionally with the balance of FA(A1).

This material has been prepared by UBS AG or an affiliate thereof ("UBS"). This material is a sales and trading communication and should not be viewed as research. Opinions expressed herein are subject to change without notice and may differ or be contrary to the opinions or recommendations of UBS Investment research or the opinions expressed by other business areas or groups of UBS as a result of using different assumptions and criteria. Full details of UBS Investment Research, if any, are available on request. Any prices or quotations contained herein are indicative only and do not constitute an offer to buy or sell any securities at any given price. No representation or warranty, either express or implied, is provided in relation to the accuracy, completeness, reliability or appropriateness of the information, methodology and any derived price contained within this material. The securities and related financial instruments described herein may not be eligible for sale in all jurisdictions or to certain categories of investors. Options, derivative products and futures are not suitable for all investors, and trading in these instruments is considered risky. Past performance is not necessarily indicative of future results. Foreign currency rates of exchange may adversely affect the value, price or income of any security or related instrument mentioned in this report. UBS, its directors, officers and employees or clients may have or have had interests or long or short positions in the securities or related financial instruments referred to herein, and may at any time make purchases and/or sales in them as principal or agent. UBS may provide investment banking and other services to and/or serve as directors of the companies referred to in this material. Neither UBS its directors, employees or agents accept any liability for any loss or damage arising out of the use of all or any part of these materials. This material is distributed in the following jurisdictions by: United Kingdom: UBS Limited, a subsidiary of UBS AG, to persons who are market counterparties or intermediate customers (as detailed in the FSA Rules) and is only available to such persons. The information contained herein does not apply to, and should not be relied upon by, private customers. Switzerland: UBS AG to institutional investors only. Italy: Giubergia UBS SIM SpA, an associate of UBS SA, in Milan. US: UBS Securities LLC or UBS Financial Services Inc., subsidiaries of UBS AG, or solely to US institutional investors by UBS AG or a subsidiary or affiliate thereof that is not registered as a US broker-dealer (a "non-US affiliate"). Transactions resulting from materials distributed by a non-US affiliate must be effected through UBS Securities LLC or UBS Financial Services Inc. Canada: UBS Securities Canada Inc., a subsidiary of UBS AG and a member of the principal Canadian stock exchanges & CIPF. Japan: UBS Securities Japan Ltd or UBS AG, Tokyo Branch, to institutional investors only. Hong Kong: UBS Securities Asia Limited or UBS AG, Hong Kong Branch. Singapore: UBS Securities Singapore Pte. Ltd or UBS AG, Singapore Branch. Australia: UBS AG (Holder of Australian Financial Services Licence No. 231087) and UBS Securities Australia Ltd (Holder of Australian Financial Services Licence No. 231098). For additional information or trade execution please contact your local sales or trading contact.

$250MM CWALT 04-3T1
Whole Loan 30YR Fixed-Rate Alt-A

GWAC	6.450% +/- 15bps
Pass-Through	6.00%
WAM	358 +/- 2 months
California	50% approx.
WA LTV	73% approx.
WA Loan Size	$480k approx.
SFD	85% approx.
Owner Occ.	90% approx.
Cash-Out Refi	30.0% approx.
W.A. Fico	680 approx.
May Include IO Loans	5% approx.
AAA Ratings	2 of 3 (S&P, Fitch, or Moodys)
Estimated Subordination Level	5.20% approx.
Pricing Speed	100% PPC
Settlement Date	March 30, 2003
PPC Ramp:	8cpr to 20cpr in 12 months 20cpr thereafter

All numbers approximate.
All tranches subject to 5% size variance.

Bond	Balance	Coupon	Delay	Factor	Index	Value	Reset	Multiplier	Cap
AB	13,095,000.00	6.00000	24	1.000000		-1.0000	-	-	-

Floor	Current Coupon	Settle Date	Deal	WAC	WAM	Pricing Speed	Duration @ Px
-	6.0000	03/30/04	30 year	6.45	358.00	100.0PPC	102:16

Price	CPR 6.00	CPR 10.00	CPR 15.00	CPR 20.00	CPR 25.00	CPR 30.00	CPR 40.00	CPR 50.00	CPR 60.00
102:00	5.896	5.886	5.861	5.826	5.776	5.706	5.519	5.345	5.138
102:01	5.894	5.884	5.859	5.822	5.772	5.701	5.512	5.335	5.126
102:02	5.892	5.881	5.856	5.819	5.768	5.697	5.505	5.326	5.114
102:03	5.889	5.879	5.853	5.816	5.764	5.692	5.498	5.317	5.102
102:04	5.887	5.876	5.851	5.813	5.761	5.687	5.491	5.307	5.090
102:05	5.885	5.874	5.848	5.810	5.757	5.682	5.483	5.298	5.078
102:06	5.882	5.871	5.845	5.806	5.753	5.678	5.476	5.288	5.066
102:07	5.880	5.869	5.842	5.803	5.749	5.673	5.469	5.279	5.054
102:08	5.878	5.867	5.840	5.800	5.745	5.668	5.462	5.270	5.042
102:09	5.876	5.864	5.837	5.797	5.741	5.664	5.455	5.260	5.030
102:10	5.873	5.862	5.834	5.794	5.738	5.659	5.448	5.251	5.018
102:11	5.871	5.859	5.831	5.790	5.734	5.654	5.441	5.242	5.006
102:12	5.869	5.857	5.829	5.787	5.730	5.649	5.434	5.232	4.994
102:13	5.866	5.855	5.826	5.784	5.726	5.645	5.427	5.223	4.982
102:14	5.864	5.852	5.823	5.781	5.722	5.640	5.419	5.214	4.970
102:15	5.862	5.850	5.821	5.778	5.719	5.635	5.412	5.204	4.958
102:16	5.860	5.847	5.818	5.774	5.715	5.631	5.405	5.195	4.946
102:17	5.857	5.845	5.815	5.771	5.711	5.626	5.398	5.186	4.934
102:18	5.855	5.843	5.812	5.768	5.707	5.621	5.391	5.176	4.922
102:19	5.853	5.840	5.810	5.765	5.703	5.616	5.384	5.167	4.910
102:20	5.851	5.838	5.807	5.762	5.700	5.612	5.377	5.158	4.898
102:21	5.848	5.835	5.804	5.759	5.696	5.607	5.370	5.148	4.886
102:22	5.846	5.833	5.801	5.755	5.692	5.602	5.363	5.139	4.875
102:23	5.844	5.831	5.799	5.752	5.688	5.598	5.356	5.130	4.863
102:24	5.841	5.828	5.796	5.749	5.684	5.593	5.349	5.121	4.851
102:25	5.839	5.826	5.793	5.746	5.680	5.588	5.341	5.111	4.839
102:26	5.837	5.823	5.791	5.743	5.677	5.584	5.334	5.102	4.827
102:27	5.835	5.821	5.788	5.740	5.673	5.579	5.327	5.093	4.815
102:28	5.832	5.819	5.785	5.736	5.669	5.574	5.320	5.083	4.803
102:29	5.830	5.816	5.783	5.733	5.665	5.569	5.313	5.074	4.791
102:30	5.828	5.814	5.780	5.730	5.662	5.565	5.306	5.065	4.779
102:31	5.826	5.811	5.777	5.727	5.658	5.560	5.299	5.056	4.767
Avg Life	**27.669**	**24.409**	**19.286**	**14.859**	**11.340**	**8.501**	**5.073**	**3.712**	**2.819**
Duration	**13.336**	**12.607**	**11.152**	**9.540**	**7.956**	**6.447**	**4.275**	**3.255**	**2.539**
First Pay	**11/29**	**12/24**	**4/19**	**5/15**	**6/12**	**8/10**	**8/08**	**6/07**	**9/06**
Last Pay	**1/34**	**1/34**	**1/34**	**1/34**	**1/34**	**1/34**	**5/10**	**7/08**	**6/07**

CALT0403F7 30 year 6.0

Bond	Balance	Coupon	Delay	Factor	Index	Value	Reset	Multiplier	Cap
AB	13,095,000.00	6.00000	24	1.000000		-1.0000	-	-	-

Floor	Current Coupon	Settle Date	Deal	WAC	WAM	Pricing Speed	Duration @ Px
-	6.0000	03/30/04	30 year	6.45	358.00	100.0PPC	102:16

Price	PPC 50.00	PPC 75.00	PPC 100.00	PPC 125.00	PPC 150.00	PPC 200.00
102:00	5.886	5.863	5.829	5.783	5.720	5.549
102:01	5.884	5.860	5.826	5.779	5.716	5.542
102:02	5.882	5.857	5.822	5.776	5.711	5.536
102:03	5.879	5.855	5.819	5.772	5.707	5.529
102:04	5.877	5.852	5.816	5.768	5.702	5.522
102:05	5.874	5.849	5.813	5.764	5.698	5.515
102:06	5.872	5.846	5.810	5.761	5.693	5.509
102:07	5.869	5.844	5.807	5.757	5.689	5.502
102:08	5.867	5.841	5.803	5.753	5.684	5.495
102:09	5.865	5.838	5.800	5.749	5.680	5.488
102:10	5.862	5.836	5.797	5.746	5.675	5.482
102:11	5.860	5.833	5.794	5.742	5.670	5.475
102:12	5.857	5.830	5.791	5.738	5.666	5.468
102:13	5.855	5.828	5.788	5.734	5.661	5.462
102:14	5.853	5.825	5.785	5.731	5.657	5.455
102:15	5.850	5.822	5.781	5.727	5.652	5.448
102:16	5.848	5.819	5.778	5.723	5.648	5.441
102:17	5.845	5.817	5.775	5.719	5.643	5.435
102:18	5.843	5.814	5.772	5.716	5.639	5.428
102:19	5.841	5.811	5.769	5.712	5.634	5.421
102:20	5.838	5.809	5.766	5.708	5.630	5.415
102:21	5.836	5.806	5.763	5.705	5.625	5.408
102:22	5.833	5.803	5.759	5.701	5.621	5.401
102:23	5.831	5.800	5.756	5.697	5.616	5.394
102:24	5.829	5.798	5.753	5.693	5.612	5.388
102:25	5.826	5.795	5.750	5.690	5.607	5.381
102:26	5.824	5.792	5.747	5.686	5.603	5.374
102:27	5.821	5.790	5.744	5.682	5.598	5.368
102:28	5.819	5.787	5.741	5.679	5.594	5.361
102:29	5.817	5.784	5.738	5.675	5.589	5.354
102:30	5.814	5.782	5.734	5.671	5.585	5.348
102:31	5.812	5.779	5.731	5.668	5.580	5.341
Avg Life	**24.520**	**19.498**	**15.151**	**11.721**	**8.957**	**5.415**
Duration	**12.635**	**11.222**	**9.661**	**8.147**	**6.708**	**4.519**
First Pay	**2/25**	**7/19**	**8/15**	**11/12**	**12/10**	**11/08**
Last Pay	**1/34**	**1/34**	**1/34**	**1/34**	**1/34**	**11/10**

This material has been prepared by UBS AG or an affiliate thereof ("UBS"). This material is a sales and trading communication and should not be viewed as research. Opinions expressed herein are subject to change without notice and may differ or be contrary to the opinions or recommendations of UBS Investment research or the opinions expressed by other business areas or groups of UBS as a result of using different assumptions and criteria. Full details of UBS Investment Research, if any, are available on request. Any prices or quotations contained herein are indicative only and do not constitute an offer to buy or sell any securities at any given price. No representation or warranty, either express or implied, is provided in relation to the accuracy, completeness, reliability or appropriateness of the information, methodology and any derived price contained within this material. The securities and related financial instruments described herein may not be eligible for sale in all jurisdictions or to certain categories of investors. Options, derivative products and futures are not suitable for all investors, and trading in these instruments is considered risky. Past performance is not necessarily indicative of future results. Foreign currency rates of exchange may adversely affect the value, price or income of any security or related instrument mentioned in this report. UBS, its directors, officers and employees or clients may have or have had interests or long or short positions in the securities or related financial instruments referred to herein, and may at any time make purchases and/or sales in them as principal or agent. UBS may provide investment banking and other services to and/or serve as directors of the companies referred to in this material. Neither UBS its directors, employees or agents accept any liability for any loss or damage arising out of the use of all or any part of these materials. This material is distributed in the following jurisdictions by: United Kingdom: UBS Limited, a subsidiary of UBS AG, to persons who are market counterparties or intermediate customers (as detailed in the FSA Rules) and is only available to such persons. The information contained herein does not apply to, and should not be relied upon by, private customers. Switzerland: UBS AG to institutional investors only. Italy: Giubergia UBS SIM SpA, an associate of UBS SA, in Milan. US: UBS Securities LLC or UBS Financial Services Inc., subsidiaries of UBS AG, or solely to US institutional investors by UBS AG or a subsidiary or affiliate thereof that is not registered as a US broker-dealer (a "non-US affiliate"). Transactions resulting from materials distributed by a non-US affiliate must be effected through UBS Securities LLC or UBS Financial Services Inc. Canada: UBS Securities Canada Inc., a subsidiary of UBS AG and a member of the principal Canadian stock exchanges & CIPF. Japan: UBS Securities Japan Ltd or UBS AG, Tokyo Branch, to institutional investors only. Hong Kong: UBS Securities Asia Limited or UBS AG, Hong Kong Branch. Singapore: UBS Securities Singapore Pte. Ltd or UBS AG, Singapore Branch. Australia: UBS AG (Holder of Australian Financial Services Licence No. 231087) and UBS Securities Australia Ltd (Holder of Australian Financial Services Licence No. 231098). For additional information or trade execution please contact your local sales or trading contact.